UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Chemung Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

164024101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 164024101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert H. Dalrymple
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 259,244
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 259,244
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ 259,244
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 164024101	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth T. Dalrymple
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,462
	6	SHARED VOTING POWER 234,486
	7	SOLE DISPOSITIVE POWER 14,398.892
	8	SHARED DISPOSITIVE POWER 234,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,884.892
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 164024101	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RD Wood, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 234,486
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 234,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,486
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 164024101	13G	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

Chemung Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Chemung Canal Plaza
Elmira, NY 14901

Item 2(a)	Name of Person Filing:

The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of Robert H. Dalrymple is 5 Woodland Way, Ithaca, NY 14850.

The address of Elizabeth T. Dalrymple is 5 Woodland Way, Ithaca, NY 14850.

The address of RD Wood, LLC is 5 Woodland Way, Ithaca, NY 14850.

Item 2(c)	Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

164024101

Item 3	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

The information required by Item 3 is set forth in Row 12 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. 164024101	13G	Page 6 of 7 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Robert H. Dalrymple and Elizabeth T. Dalrymple are the managers of RD Wood, LLC. RD Wood, LLC is owned by a family trust and by Elizabeth T. Dalrymple.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

CUSIP No. 164024101	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2021

ROBERT H. DALRYMPLE

/s/ Robert H. Dalrymple

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

Dated:  February 11, 2021

ROBERT H. DALRYMPLE
/s/ Robert H. Dalrymple

ELIZABETH T. DALRYMPLE
/s/ Elizabeth T. Dalrymple

RD WOOD, LLC

By:	/s/ Robert H. Dalrymple
Name:	Robert H. Dalrymple
Title:	Manager